Exhibit 1(g)

Nominating and Governance Committee Charter

(English Translation)

1.	Purpose

1.1	The purpose of the Nominating and Governance Committee (“Committee”) is to decide the content of proposals submitted to the general meetings of shareholders regarding election and removal of directors and to discuss and make reports and recommendations to the Board of Directors on important personnel matters of MUFG and subsidiaries and various matters concerning the corporate governance of MUFG.

1.2	The organization and operation of Committee established pursuant to the provisions under the Articles of Incorporation are in accordance with applicable laws and regulations, the Articles of Incorporation or under the directions from the Board of Directors, or as stipulated by these Charter.

2.	Organization

2.1	Organization of Committee

(1)	The Committee shall be composed of directors consisting of at least two outside directors (Note) and the President and Group Chief Executive Officer, with the majority of members being outside directors. Members shall be appointed through a resolution by the Board of Directors.

Note:	Includes non-executive directors with a high degree of independence; the same applies hereinafter.

2.2	The chairman of the Committee shall be appointed from among outside directors through a resolution by the Board. The chairman of the Committee shall lead the Committee and ensure the effectiveness of the Committee while reporting the status of performance of its duties to the Board of Directors.

2.3	The Committee shall be chaired by the chairman.

2.4	If the chairman is unable to act as such, one of the other members of the Committee shall chair the meeting in accordance with the order predetermined by the Committee.

2.5	The Committee Secretariat shall be established in the Corporate Administration Division (the Board of Directors Secretariat).

3.	Operations

3.1	Meetings of the Committee shall be held at least four times a year in principle. In addition, extraordinary meetings may be held at any time the members deem necessary.

3.2	Committee meetings may be held by means such as telephone conference as necessary.

3.3	A meeting of the Committee shall be convened by the chairman of the Committee; provided, however, that other members of the Committee may also convene a meeting.

3.4	Convocation notices shall be issued by the convener to each member of the Committee at least three (3) days prior to the date of the Committee meeting in principle; provided, however, that the foregoing shall not apply in cases of emergency. Also, if the unanimous consent of the members of the Committee is obtained, a meeting may be held without taking the convocation procedures.

3.5	Resolutions of the Committee shall be adopted with the affirmative vote of a majority of the members present who constitute in number a majority of all the members entitled to vote.

3.6	Members with a special interest in a matter to be resolved as set out in the preceding paragraph may not participate in the resolution.

3.7	If deemed necessary, the chairman of Committee may request MUFG’s executive officers or those who are not the members of the Nominating and Governance Committee including external advisers as defined in 4.4 below to attend the meeting of the committee and provide reports or explanations.

3.8	The chairman of the Committee, or a member designated by the chairman of the Committee, shall report or make recommendations to the Board of Directors; provided, however, that if there is a difference of opinion among Committee members, all such opinions shall be reported.

3.9	If requested by Committee, directors, executive officers, corporate officers and employees of MUFG and its subsidiaries are required to attend the meeting of Committee and provide explanations on matters requested by Committee.

3.10	The Committee may ask for reports and opinions from persons other than the Committee members, as necessary.

3.11	Committee shall prepare the minutes of its meeting, thereby recording the details of questions and answers of agenda, deliberations, reports, resolutions, and activities in an appropriate manner.

3.12	The committee members who attended the committee meeting shall sign or affix their names and seals on the minutes of the meeting.

3.13	The minutes described in the preceding paragraph shall be kept within the Corporate Administration Division (the Board of Directors Secretariat) for ten years from the date of the meeting of the committee.

3.14	The Committee shall conduct an annual evaluation of the performance of its duties and responsibilities and shall report the results of such evaluation to the Board.

4.	Authority

4.1	The Committee shall decide the content of proposals submitted to the general meetings of shareholders regarding election and removal of directors.

4.2	The Committee shall discuss the following matters.

i.	The annual assessment of the Board of Directors and the Board Committees

ii.	Matters concerning the scale, function and organizational structure of the Board of Directors and the Board Committees and policy, framework and status concerning corporate governance of MUFG’s major subsidiaries

iii.	Appointment and removal of members of the Board Committees of MUFG

iv.	Personnel matters concerning the executive officers (excluding those in charge of audits) of MUFG (Audit Committee shall report on appointment and removal of executive officers in charge of audits)

v.	Personnel matters concerning the chairmen, deputy chairmen, or presidents of MUFG’s subsidiaries

vi.	Personnel matters concerning the key officers of overseas subsidiaries

4.3	MUFG’s subsidiaries and overseas subsidiaries stated in Paragraph 2 shall be decided through a resolution by the Committee.

4.4	The committee may appoint external advisers to request them to participate in discussions by the committee.

4.5	The Company shall provide such funding and other resources as the Committee determines appropriate for the fulfillment of the Committee’s purpose and duties and responsibilities set forth herein.

5.	Coordination with subsidiaries

5.1

In cases where Audit & Supervisory Committees or independent outside directors of main subsidiaries express their opinions on the details or results of deliberations on the “HR related matters concerning chairman, deputy chairman, CEO, and president of main subsidiaries” as set forth in Section 4.2, the Committee shall take into consideration such opinions.

5.2	In cases where Audit & Supervisory Committees or independent outside directors of main subsidiaries express their opinions on the details or results of deliberations on “policy and framework, status of corporate governance of main subsidiaries” as set forth in Section 4.2, the Committee shall take into consideration such opinions.

6.	Amendments

6.1	The Committee shall annually review this Charter in terms of its effectiveness, appropriateness and other criteria, considering the Committee’s self-evaluation conducted in accordance with Section 3.14 hereof, and determine whether the Charter should be amended. If the Committee determines that any amendment to the Charter is necessary, the Committee shall propose such amendment to the Board.

End

Date of Establishment

December 1, 2017

Date of Amendment

July 1, 2018